February 19, 2020

Catherine Whiting, Senior Counsel
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price Exchange-Traded Funds, Inc. (“Registrant”)
   on behalf of the following series:

 T. Rowe Price Blue Chip Growth ETF,

T. Rowe Price Dividend Growth ETF,

T. Rowe Price Equity Income ETF, and

T. Rowe Price Growth Stock ETF (each a “fund” and together the “funds”)

    File Nos. 333-235450; 811-23494

Dear Ms. Whiting:

The following is in response to your comments provided on January 14, 2020, regarding the Registrant’s registration statement filed on Form N-1A on December 11, 2019 (the “Registration Statement”). Your comments and our responses are set forth below. Language underlined in the response denotes additional Registration Statement language. With respect to comments that are relevant to all funds, the response is with respect to all funds.

General Comments

1. Comment: We note that portions of the filing, including the Fund’s financial statements are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Registrant has noted that additional comments may be provided.

2. Comment: The staff is aware that T. Rowe Price Associates, Inc. and T. Rowe Price Equity Series, Inc., filed an application and subsequent amendments seeking exemptive relief from certain provisions of the 1940 Act (the “Application”). The Commission issued a Notice for Comment on November 14, 2019 (the “Notice”), and a subsequent order granting certain exemptive relief on December 10, 2019 (the “Order”). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application. In addition, please explain if you have submitted, or expect to submit, any other exemptive application or no-action request in connection with the registration statement.

Response: The Registrant will tailor the disclosures to conform to the specific exemptive relief granted by the Order noting that the disclosures may be updated in the future if additional funds that are not subject to the Order are included. The Registrant believes that not all representations from the Application are appropriate or necessary for disclosure in the Registration Statement and we believe that relevant disclosures were made. Nevertheless, the Registrant has carefully considered the staff’s specific comments and has responded accordingly, as described below. The Registrant does not expect to submit any other exemptive application or no-action request to the Division of Investment Management in connection with the registration statement at this time.

3. Comment: Please consider noting in the prospectus that the Funds will incur costs to operate the Proxy Portfolio.

Response: Registered investment companies incur various costs, which they generally do not delineate in prospectuses, other than on an aggregate basis in the fee table and financial highlights. Therefore, the Registrant respectfully declines to include such disclosure.

4. Comment: To the extent not specifically noted in comments below, please ensure that the specific investments of each fund conform to the universe of investments reflected in the Application at p. 7, the Notice at FN 17, and as noted in the Statement of Additional Information (“SAI”) at p. 22.

Response: The Registrant intends to conform to the representations in the Application.

Comments on Summary Prospectus Disclosures (all Funds)

5. Comment: The Application states the Funds will include a Legend describing how the Funds will operate differently from a traditional ETF. Revise the cover pages to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it from the rest of the text and using a larger font size. Consider other methods to better highlight the Legend.

Response: The Registrant will move the location of the Legend on each fund’s prospectus to be closer to the fund’s name. The Registrant believes that the Legend otherwise meets the prominence representations specifically stated on page 18 of the Application.

6. Comment: On p. 2, the prospectus provides that “the fund may invest in American Depository Receipts (ADRs) and common stocks listed on a foreign exchange that trade on such exchange synchronously with the fund’s shares…” Please make clear here and throughout that all securities also trade synchronously with the Funds (i.e. its investments are limited to U.S. exchange-traded securities or common stocks listed on a foreign exchange that trade synchronously with the fund).

Response: In the same paragraph, the Registrant will add the following underlined language to the summary and statutory prospectus disclosures, “The fund generally invests only in exchange-traded securities that trade synchronously with the fund’s shares, exchange-traded futures, cash, and cash equivalents.”

7. Comment: On p. 2, the prospectus provides that “In pursuing its investment objective(s), the fund has the discretion to deviate from its normal investment criteria.” Please clarify that the fund is limited as to what it may invest in according to its Application and the Notice.

Response: The Registrant will add a sentence to the same paragraph as follows, “In all circumstances, the fund will limit allowable investments to those described in the Statement of Additional Information.”

8. Comment: Under Principal Risks, the first risk is “semi-transparent exchange-traded fund (“ETF”) risks”:

a. Comment: The Funds are described as “semi-transparent.” The staff notes that the term “semi-transparent” is not used in the Seventh Amended Application (or “Application”) and that it specifically seeks exemption “to register with the SEC an actively managed, non-transparent exchange-traded fund” (p. 35 of the Application) and is also not used in the Commission’s Notice of Application. Instead, the Notice notes the relief sought “to operate on a non-transparent basis.” (Notice, III. B. 16). Please revise the prospectus to describe the Funds as “non-transparent.”

Response: The Registrant respectfully does not agree that the term, “non-transparent” is required under the exemptive relief or that it appropriately describes the level of transparency provided on the ETF’s portfolio holdings. Each fund’s portfolio holdings are disclosed at least quarterly to the public and more frequently to the Commission, which is identical to the disclosure regime of mutual funds, and which the Commission has never considered to be “non-transparent.” Moreover, each fund discloses a Proxy Portfolio daily, which has substantial overlap with the fund’s portfolio holdings (the percentage of overlap also being disclosed daily). The funds will be publishing real-time metrics on the fund’s actual portfolio as compared to the last disclosed holdings which will give market participants insight into the changes in the funds’ actual portfolio – disclosure that is more detailed and robust than what mutual funds provide today. Additionally, the only reference to the term in the Application is from the 2013 funds’ Board of Directors resolution granting authorization to T. Rowe Price to make an application (i.e. page 35 of the Application). The only reference to “non-transparent” in the Notice is in reference to Precidian ETFs, which operate differently under different exemptive relief. In our view, neither of these isolated references implies that the applicants agreed to describe the funds as “non-transparent” nor was that the intent. We also believe that this comment is inconsistent with our numerous the discussions with the Commission’s staff, as well as our understanding of the staff’s intent, during the exemptive relief application process. The staff did not during our discussions request that we refer to the funds as “non-transparent”.

b. Comment: Please revise the disclosure to focus on concisely describing the risks specific to the non-transparent structure, and move the discussion of specific structure to Item 9 (“More Information About the Fund’s Investment Objective(s), Strategies, and Risks”). Accordingly, the following comments are now addressed to points raised in the Summary Prospectus, but apply equally in the event disclosure is moved to Item 9. When these comments ask for disclosure in the Summary Prospectus, that disclosure should be concise. Additional detail should be provided in Item 9 disclosure.

Response: The Registrant will move the discussion on the structure to Item 9. The following paragraph will be added to the summary “Principal Investment Strategies.”

The fund is an actively-managed exchange-traded fund that does not disclose holdings daily, which is referred to as semi-transparent ETFs. In order to provide market participants with information on the fund’s investments, the fund will publish a “Proxy Portfolio” on its website daily. A Proxy Portfolio is a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings. While the Proxy Portfolio includes some of the fund’s holdings, it is not the fund’s actual portfolio. The Proxy Portfolio could be a broad-based securities index or the fund’s recently disclosed portfolio holdings. The Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the fund (Portfolio Overlap). The fund’s Portfolio Overlap is available on the fund’s website daily.

Please see the revised summary prospectus risk below.

Semi-transparent exchange-traded fund (“ETF”) risks The fund does not disclose portfolio holdings daily. The fund uses a Proxy Portfolio, which is a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings. There is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying net asset value (“NAV”) per share of the fund. These price differences may be greater for this fund compared to traditional ETFs because it provides less portfolio holdings information to traders. Because the fund uses a Proxy Portfolio, there is a risk that the fund’s shares may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis. This risk is heightened during periods of market disruption and volatility, and, therefore, may cost you more to trade. Although the fund seeks to benefit from keeping its portfolio information confidential, other traders may attempt to use the Proxy Portfolio and INAV to identify the fund’s trading strategy, which, if successful, could result in such traders engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders. Because the fund’s shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and you may incur the cost of the spread between the price at which a dealer will buy shares and the somewhat higher price at which a dealer will sell shares. It is possible that an active trading market for the shares will not be maintained, or that trading in the shares will be halted for reasons such as market-wide trading halts or the shares no longer meeting the listing requirements of the exchange.

The following paragraphs will be added to the “Principal Investment Strategies” section of the statutory prospectus.

The fund does not disclose holdings daily, unlike traditional ETF. The fund invests in exchange-traded securities that trade synchronously with the fund’s shares, exchange-traded futures, cash, and cash equivalents. Daily disclosure of portfolio holdings allows other traders to predict or copy the fund’s investment strategy, which in turn can hurt the fund’s performance. Therefore, the fund discloses portfolio holdings on a quarterly basis, similar to mutual funds. In order to provide market participants with information on the fund’s investments, the fund will publish a “Proxy Portfolio” on its website daily.

A Proxy Portfolio is a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings. While the Proxy Portfolio includes some of the fund’s holdings, it is not the fund’s actual portfolio. The Proxy Portfolio could be a broad-based securities index or the fund’s recently disclosed portfolio holdings. The Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the fund. The Proxy Portfolio can change at any time, but is generally expected to change quarterly. To the extent the adviser determines that a security held in the fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the fund’s portfolio, will be publicly disclosed on the fund’s website.

The fund will also provide several portfolio statistics, including “Portfolio Overlap,” which indicates how much of the fund’s portfolio securities overlap with the fund’s Proxy Portfolio as of the end of the prior business day. The Proxy Portfolio and Portfolio Overlap are available on the fund’s website on a daily basis, along with the fund’s (a) “Daily Deviation,” which shows the difference in performance between the net asset value (“NAV”) of the fund and the NAV of the Proxy Portfolio; (b) “Tracking Error,” which shows the percentage difference between the fund’s per share NAV and the Proxy Portfolio’s per share NAV over time; and (c) “Empirical Percentiles,” which show frequency and magnitude of performance differences between the fund and the Proxy Portfolio over time. The Proxy Portfolio and these other metrics described are intended to provide investors and traders with enough information to allow for an effective arbitrage mechanism, which keeps the market price of the fund’s shares at or close to the underlying NAV per share of the fund. The exchange will disseminate an intraday net asset value (“INAV”) of the fund, which is based on the fund’s portfolio holdings, every fifteen seconds during the regular trading day. Additional information about the INAV, including the methodology for calculation and risks are available in the fund’s SAI.

The following paragraphs will be added to the “Principal Risks” section of the statutory prospectus.

The fund is a semi-transparent ETF that does not disclose portfolio holdings daily. The fund uses a Proxy Portfolio, which is a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings. Although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the fund at or close to the underlying NAV per share of the fund, there is a risk (which may increase during periods of market disruption or volatility) that market prices will vary significantly from the underlying NAV per share of the fund. These price differences may be greater for this fund compared to traditional ETFs because it provides less portfolio holdings information to traders. Because the fund uses a Proxy Portfolio, there is a risk that the fund’s shares may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis. This risk is heightened during periods of market disruption and volatility, and, therefore, may cost you more to trade. Although the fund seeks to benefit from keeping its portfolio information confidential, other traders may attempt to use the Proxy Portfolio and INAV to identify the fund’s trading strategy, which, if successful, could result in such traders engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders. Because the fund’s shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and you may incur the cost of the spread between the price at which a dealer will buy shares and the somewhat higher price at which a dealer will sell shares.

It is possible that an active trading market for the shares will not be maintained, or that trading in the shares will be halted for reasons such as market-wide trading halts or the shares no longer meeting the listing requirements of the exchange. If securities representing 10% or more of the fund’s portfolio do not have readily available market quotations, the fund would promptly request the listing exchange to halt trading on the fund.

The INAV calculations are estimates of the value of the fund’s NAV per share. Premiums and discounts between the INAV and the Market Price may occur. Additionally, the INAV of the fund’s portfolio and the fund’s Proxy Portfolio may be different. The INAV should not be viewed as a “real-time” update of the NAV per share.

c. Comment: Consider discussing the risks in the order presented in the Legend.

Response: The Registrant believes it has described the risks as requested in the paragraph following the Legend on page 18 of the Application. Please see the revised summary prospectus risk in Response to Comment 8(b).

d.  Comment: Please clarify the Fund’s risks that differ from the risks of traditional ETFs.

Response: The Registrant has stated the following risks differ from traditional ETFs:

• “These price differences [regarding premium/discount] may be greater for this fund compared to traditional ETFs because it provides less portfolio holdings information to traders.”

• “[T]here is also a risk that the fund’s shares may trade at a wider bid/ask spread than shares of the ETFs that publish their portfolio on a daily basis.”

Please see the revised summary prospectus risk in Response to Comment 8(b).

e.  Comment: On p. 2, please revise disclosure that the Proxy Portfolio is a basket of securities “that closely tracks…” to “designed to closely track” in order to reflect the language of the Application. Please conform throughout the registration statement. In addition, please provide more specific language about how the Proxy Portfolio is constructed, as provided in the Application at p. 8, including the expected percentage of overlap (80%) and that the Proxy Portfolio is not expected to change more frequently than quarterly.

Response: The Registrant will revise the disclosure describing Proxy Portfolio from “a basket of securities that closely tracks…” to “a basket of securities that is designed to closely track the daily performance of the fund’s portfolio holdings.” Please see the revised summary prospectus risk in Response to Comment 8(b).

In addition, the Registrant will add the following paragraph to the “Principal Investment Strategies” section of the statutory prospectus:

The Proxy Portfolio could be a broad-based securities index or the fund’s recently disclosed portfolio holdings. The Proxy Portfolio will be determined such that at least 80% of its total assets will overlap with the portfolio weightings of the fund. The Proxy Portfolio can change at any time, but is generally expected to change quarterly.

Please see the revised “Principal Investment Strategies” section of the statutory prospectus in Response to Comment 8(b).

f.  Comment: On p. 2, please replace the definition of “Portfolio Overlap” with the definition provided in the Application at p. 8.

Response: The Registrant will add the definition in the SAI section titled, “The Corporation and Its Fund” as follows, “The ‘Portfolio Overlap’ is calculated by taking the lesser weight of each asset held in common between a fund’s portfolio and Proxy Portfolio, and adding the totals.” The Registrant respectfully declines to replace the current plain English description in the statutory prospectus with the formula for the calculation. We believe the plain English description of Portfolio Overlap presents the complex information in clear and succinct language. Please note, as shown in Response to Comment 8(b), the Portfolio Overlap discussion was moved to the strategy section in response to Comment 8(b).

g.  Comment: On p. 2, please use the definition of “Tracking Error” that is provided in the Application at p. 9.

Response: The Registrant will add the definition in the SAI section titled, “The Corporation and Its Fund” as follows, “Tracking Error is the standard deviation over the past three months of the daily proxy spread (i.e., the difference, in percentage terms, between the Proxy Portfolio’s per share NAV and that of the fund at the end of the trading day).” The Registrant respectfully declines to replace the current plain English description of Tracking Error in the prospectus with the formula for the calculation. We believe the plain English description presents the complex information in clear and succinct language.

h.  Comment: On p. 3, please replace “the Fund’s shares may trade at a premium or discount to NAV” with language from the Application at p. 18: “Although the Proxy Portfolio is intended to provide investors with enough information to allow for an effective arbitrage mechanism that will keep the market price of the Fund at or close to the underlying NAV per Share of the Fund, there is a risk that market prices will vary significantly from the underlying NAV per Share of the Fund.”

Response: The Registrant will replace the language as described and shown in the principal risks section of the statutory prospectus in Response to Comment 8(b). The Registrant respectfully declines to use the same language in the summary prospectus. In our view, the verbatim language from the Application is not required in the summary prospectus when the concept is clearly and succinctly using simpler language.

i. Comment: On p. 3, please incorporate the concept that the risk “that the fund’s shares may trade at a wider bid/ask” is based on the use of a Proxy Portfolio.

Response: The Registrant will amend the disclosure to state, “Because the fund uses a Proxy Portfolio, there is a risk that the fund’s shares may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis.” Please see the revised disclosure in Response to Comment 8(b).

j.  Comment: On p. 3, please clarify that “Proxy Portfolio and other publicly available information” includes INAV.

Response: The Registrant will amend the disclosure to state, “[a]lthough the fund seeks to benefit from keeping its portfolio information confidential, other traders may attempt to use the Proxy Portfolio and INAV to identify the fund’s trading strategy.” Please see the revised disclosure in Response to Comment 8(b).

k.  Comment: On p. 3, please consider moving the sentence “Because the fund’s shares are traded in the secondary market…” to the beginning of the paragraph.

Response: The Registrant will revise the risk paragraph as shown in Response to Comment 8(b).

l.  Comment: On p. 3, please add disclosure regarding trading halts by tracking language from the Application at FN 45 that if 10% or more of the Funds’ portfolio does not have readily available market quotations, the Funds will promptly request the exchange to halt trading in the Funds’ shares. In addition, add language tracking the Application at p. 13 that “if a security held in a Fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstances may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the Fund’s portfolio, will be publicly disclosed on the Fund’s website.”

Response: The Registrant will add the following sentence to the risks in the statutory prospectus, “If securities representing 10% or more of the fund’s portfolio do not have readily available market quotations, the fund would promptly request the listing exchange to halt trading on the fund.”

The following paragraph will be added to the “Principal Investment Strategies” section of the statutory prospectus, as shown in Response to Comment 8(b):

To the extent the adviser determines that a security held in the fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the fund’s portfolio, will be publicly disclosed on the fund’s website.

m.  Comment: Please add language that trading halts may have a greater impact on the Funds, compared to other ETFs, due to their lack of transparency.

Response: The Registrant respectfully declines to add such disclosure because the comment is speculative in nature. We have no reason to believe that the funds will be subject to greater impacts than other ETFs if trading was halted under the same circumstances. Additionally, as explained above, we believe that the funds will provide sufficient data to support efficient arbitrage trading. We believe this data will allow market participants to hedge their positions and trade the funds’ shares as efficiently as a traditional ETF notwithstanding a trading halt in one of the underlying positions.

n.  Comment: Please add language from the Application at p. 13 to explain the Funds’ responses if the Funds do not function as expected, including any arbitrage or pricing issues.

Response: The registrant will add the following paragraphs to the “The Corporation and its Funds” section of the SAI.

T. Rowe Price will monitor on an ongoing basis how shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. T. Rowe Price will promptly call a meeting of a fund’s Board of Directors (and will present recommendations for appropriate remedial measures) and the Board will promptly meet (1) if the Tracking Error exceeds 1.00%; or (2) if, for 30 or more days in any quarter or 15 days in a row: (a) the absolute difference between either the Closing Price or the Bid/Ask Price, on the one hand, and the fund’s NAV, on the other, exceeds 2.00%, or (b) the bid-ask spread exceeds 2.00%. In such a circumstance, the Board will consider the continuing viability of the fund, whether shareholders are being harmed, and what, if any, action would be appropriate to, among other things, narrow the premium/discount or spread, as applicable. The Board will then decide whether to take any such action. Such actions may include, but are not limited to, changing lead market makers, listing the fund on a different exchange, changing the size of creation units, changing the construction of the Proxy Portfolio, changing the fund’s investment objective or strategy, or liquidating the fund.

In addition, to the extent T. Rowe Price determines that a security held in a fund’s portfolio but not in the Proxy Portfolio does not have readily available market quotations and such circumstance may affect the reliability of the Proxy Portfolio as an arbitrage vehicle, that information, along with the identity and weighting of that security in the fund’s portfolio, will be publicly disclosed on the fund’s website. If securities representing 10% or more of a fund’s portfolio do not have readily available market quotations, T. Rowe Price would promptly request the listing exchange to halt trading on the fund.

9. Comment: In Principal Risks, under “Authorized Participant concentration risks,” on p. 4, please include authorized participant risks that are unique to non-transparent funds. In addition, clarify whether the stated risks apply to both non-transparent and transparent funds. In addition, please consider discussing that the Funds are offering a novel structure which may affect the number of entities willing to act as Authorized Participants, and that this risk may be exacerbated during times of market stress. In addition, please disclose that the Proxy Portfolio method has not yet been proven as an effective arbitrage mechanism.

Response: The registrant notes that the Registration Statement included an Authorized Participant risk, which is reproduced here.

Authorized Participant concentration risks At certain times, the fund’s shares may have a limited number of active “Authorized Participants,” which are financial institutions that are able to transact daily with the fund to purchase and redeem a large specified number of shares of the fund. To the extent they cannot or otherwise are unwilling to engage in creation and redemption transactions, and no other Authorized Participant steps in, shares of the fund may trade at a significant discount or premium to NAV and may face trading halts and delisting from the exchange.

We have no indication that the funds are subject to unique risks concerning Authorized Participants. We are currently in negotiations with a number of Authorized Participants and have not found a concern with identifying Authorized Participants willing to participate. We discussed the fund’s model in detail with market makers who have indicated support and an ability to trade the funds similarly to traditional ETFs. The Registrant has already provided significant disclosure in the prospectus and other materials about the unique nature of this ETF and the many risks related to its novelty, including on the front cover of the prospectus as was required by the Commission. Thus, the Registrant respectfully declines to make further changes in response to this comment.

10. Comment: Please disclose that each fund is a “non-transparent, actively-managed exchange-traded fund” in the Prospectus Summary’s “Principal Investment Strategies.”

Response: For the reasons discussed above, the Registrant respectfully declines to refer to the funds as “non-transparent.” The Registrant will, however, add the following sentence to the summary prospectus “Principal Investment Strategies” section, “[t]he fund is an actively-managed exchange-traded fund that does not disclose holdings daily, which is referred to as semi-transparent ETFs.”

Comments on Prospectus

11. Comment: Under “Financial Fundamentals” on p. 8, please revise “The fund’s investments are primarily in common stocks” to add “exchange-traded” in front of “common stocks.” Please conform references throughout.

Response: The Registrant will amend the sentence to the following, “The fund’s investments are primarily in exchange-traded common stocks.” References to common stock generally state that the common stock is listed on a United States or foreign exchange.

12. Comment: Under “Common and Preferred Stock,” please add “U.S.” before “financial institution.”

Response: The Registrant will amend the sentence to the following, “[t]he fund may purchase ADRs issued by a U.S. financial institution (i.e., a depositary), which are certificates evidencing ownership of a security or pool of securities issued by a foreign…”

13. Comment: Under “Principal Risks” on p. 8 et seq., please note that comments above on previous risk disclosures apply here as well.

Response: The Registrant has noted that the comments also apply. Please see the revised risk disclosure in Response to Comment 8(b).

14. Comment: On p. 11, consider noting that the definition of “Futures” is for purposes of the Fund.

Response: The Registrant will amend the disclosure as follows, “Semi-transparent ETFs may only invest in exchange-traded futures that are U.S. listed futures…”

15. Comment: On p. 12, please confirm that the disclosure regarding the illiquidity of futures is accurate with respect to exchange-traded funds. If so, please supplementally provide additional information to the extent that the fund expects the futures it invests in to become illiquid. Additionally, please revise the disclosure to “futures can also become illiquid,” as the fund may not invest in illiquid investments.

Response: The Registrant will supplant the sentence about the liquidity of futures with the following: “The fund may incur losses if it is unable to liquidate a futures contract position, for example, due to trading halts, system failures, a market becoming illiquid, or price limits, or the insolvency of a trading counterparty or trading venue. There is also the possibility that limitations or trading restrictions may be imposed by an exchange or government regulation.”

16. Comment: On p. 13, under “Reserve Position,” please revise the possible reserve positions to be consistent with permitted investments as provided in the Application at p. 7 and FN 24.

Response: The Registrant will amend the potential investments, excluding short-term bond funds, as follows, “The fund’s reserve positions will primarily consist of: (1) shares of a T. Rowe Price money market fund (which do not charge any management fees) or an unaffiliated money market fund; ...”

17. Comment: On p. 14, the disclosure in “Disclosure of Fund Portfolio Information” refers to “most TRP funds.” Please revise to provide information specific to the Funds. In addition, please clarify whether “these holdings reports” refers to the Funds or other funds.

Response: The Registrant will amend the disclosure as follows, “[t]he fund generally discloses its calendar-quarter end portfolio holdings…In addition, the fund generally also discloses its 10 largest holdings…”

18. Comment: On p. 16, please conform definitions to the definitions provided in the Application, including, for example, replacing “closing price” with “official closing price,” and providing the full definition of the Bid/Ask Price as provided in the Application at p. 5, FN 14.

Response: The Registrant will amend the disclosure as follows:

The fund’s Market Price is based on the current Bid/Ask Price in the secondary market.

The “Bid/Ask Price” is the midpoint of the highest bid and lowest offer on the National Best Bid and Offer at the time that the Fund’s NAV is calculated. The “National Best Bid and Offer” is the current national best bid and national best offer as disseminated by the Consolidated Quotation System or UTP Plan Securities Information Processor.

The “premium/discount” refers to the premium or discount to NAV at the end of a trading day and will be calculated based on the last Bid/Ask Price or the Closing Price on a given trading day.

19. Comment: On p. 16, the fund provides information about the INAV. Please consider revising to clarify the definition and reordering the paragraph to lead with how the INAV is calculated. The observation that “the fund’s actual portfolio may change intraday” is confusing in the context that the INAV may also change.

Response: The Registrant will move the disclosure regarding INAV as shown in Response to Comment 8(b) and delete the sentence that stated “the fund’s actual portfolio may change intraday.”

20. Comment: On p. 17, please revise disclosure regarding “investments in other mutual funds” to make clear that the only mutual funds that the Funds may invest in are government money market funds, as stated in the Application at p. 7 and FN 24. This comment applies to all other instances of reference to investments in mutual funds.

Response: The Registrant will revise the disclosure as follows, “Investments in other mutual funds, such as government money market funds, are valued at the closing NAV per share of the mutual fund on the day of valuation.

21. Comment: On p. 20, please delete “options” from “entering into certain transactions involving options and futures.”

Response: The Registrant will delete options as follows, “[e]ntering into certain transactions involving futures may result in the application of the mark-to-market and straddle provisions of the Internal Revenue Code.”

Comments on Statement of Additional Information (“SAI”) (all funds)

22. Comment: On p. 1, please clarify that the size of creation units is 5,000 for consistency with prior disclosures made for the individuals Funds.

Response: The Registrant will revise the following sentence to remove the reference to “10,000” shares as follows, “[e]ach fund offers, issues and sells shares at their net asset value per share (“NAV”) only in aggregations of a specified number of shares (“Creation Units”), generally 5,000 shares and multiples thereof.”

23. Comment: On p. 3, as provided in Condition 2 of the Application, please add that the website will include information about the premium/discount as may be required under rule 6c-11.

Response: The Registrant will revise the sentence as follows, “Each fund’s website provides additional information about the Proxy Portfolio; the prior business day’s NAV and the closing price or bid/ask price of shares; a calculation of the premium/discount of the closing price or bid/ask price against such NAV; bid-ask spread information; and any other information regarding premiums and discounts as may be required for other ETFs under Rule 6c-11 under the 1940 Act; and certain analytical information described above (Portfolio Overlap, Daily Deviation, Empirical Percentiles, and Tracking Error).”

24. Comment: On p. 3, please ensure that information about the listing exchange is consistent with rule 19b-4.

Response: The Registrant’s listing exchange has filed a Rule 19b-4 application that was published on December 30, 2019 and remains pending. The Registrant will delete the disclosure in brackets that describes the circumstances under which the listing exchange may delist the funds. The Registrant may add such a description once the 19b-4 application is finalized.

25. Comment: On p. 17, please revise disclosure under “Fixed Income Securities” and “Foreign Currency Transactions” to conform to the investment limitations as described in the Application at p. 7.

Response: The Registrant will revise the disclosure under “Fixed Income Securities” by adding the phrase, “[s]ubject to the investment limitations of each fund,” before the first sentence in the section. In addition, the Registrant will revise the reference to “forward currency contracts” to “futures contracts” under the section “Foreign Currency Transactions.” The purpose of these sections is to describe the overall brokerage practices of the investment adviser which may differ depending on the type of security effected, specifically with regard to equity securities, fixed income securities and foreign currency transactions.

26. Comment: Under “Investment Strategies, Risks, and Practices,” please revise generally to conform to the investment limitations as described in the Application at p. 7.

Response: The Registrant will make the revisions as described herein.

a. Comment: On p. 22, please delete “generally” from “The funds will generally only invest in …”

Response: The Registrant will delete “generally” from the sentence.

b. Comment: On p. 25, please substitute “is synchronous” for “substantially overlaps.”

Response: The Registrant will substitute “substantially overlaps” with “is synchronous” in the disclosure.

c. Comment: Please remove reference to investment in mutual funds on p. 27, as mutual funds are not permitted as described in the Application at p. 7.

Response: The Registrant will delete the reference to mutual funds and revise the sentence as follows, “The funds may invest in other investment companies, such as ETFs.

d. Comment: Please clarify the disclosure on p. 27 that “The funds may use financial leverage creating greater gains and losses.”

Response: The Registrant will revise the disclosure to state, “These exchange-traded commodity pools may use financial leverage, which may cause greater gains and losses.”

e. Comment: On p. 28, please explain how “Entering in a contract to sell is commonly referred to a selling a contract or holding a short position” is consistent with the Application.

Response: The Registrant has stated that it does not intend to sell securities short in the “Operating Policies” section of the SAI and other sections. The funds will only be selling securities short if it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, such as when closing out of a futures position. The Registrant will revise the “Short Sales” item of the Operating Policies to state, “The fund does not currently intend to sell securities short, unless it owns or has the right to obtain securities equivalent in kind and amount to the securities sold short, and provided that transactions in futures contracts are not deemed to constitute selling securities short.”

f. Comment: On p. 29, please ensure that disclosure regarding futures contract that do not settle in cash are relevant to exchange-traded futures contracts. If not, please delete.

Response: The disclosure may be relevant. For example, single security futures are also exchange-traded and may specify physical delivery as the primary settlement method.

g. Comment: On p. 30, please ensure that disclosure regarding “Leverage Risks” is relevant for exchange-traded futures. If not, please delete.

Response: The Registrant believes that leverage risk is relevant to exchange-traded futures because of potential required margin deposits. The Registrant will revise the leverage risk to add the following, “The risk should be minimal for the semi-transparent funds because the use of exchange-traded futures is primarily to equitize cash.” Additionally, the Registrant will delete “substantial” from the description of leverage risk.

h. Comment: On p. 30, under “Illiquidity Risk,” please disclose that the Funds may not invest in illiquid investments and the procedures for positions that become illiquid.

Response: The Registrant discloses in the prospectus under “Illiquid Investments” that “[t]he fund may not purchase any securities that are illiquid investments at the time of purchase.” In the SAI, the Registrant also discloses under “Operating Policies” that “[t]he fund may not purchase any securities that are illiquid investments at the time of purchase.” In Investment Strategies, Risks, and Practices” section, the Registrant disclosures that “[t]he funds may not purchase any securities that are illiquid investments (as defined in Rule 22e-4(a)(8) under the 1940 Act) at the time of purchase.” In the Restricted Securities section, the Registrant discloses that “The funds may not purchase any securities that are illiquid investments (as defined in Rule 22e-4(8) under the 1940 Act), which may include restricted securities.” The Registrant believes these disclosures are sufficient to address the staff’s comments.

Neither Form N-1A nor Rule 22e-4 of the 1940 Act require disclosure related to procedures for positions that become illiquid. Nevertheless, the Registrant will add the following sentence in the notes to the Operating Policies, “[i]f a security becomes illiquid, the security will be disposed of within a reasonable timeframe and in a manner that avoids harm to the fund.”

27. Comment: On p. 30, under “Valuation Risk,” please note that as described in the Application at p. 7, the Funds may only invest in exchange-traded futures.

Response: The Registrant will remove the referenced risk disclosure titled “Valuation Risk.”

28. Comment: On p. 31, please revise “Federal Tax Treatment of Certain Derivatives” to reflect investment limitations in the Application at p. 7.

Response: The Registrant will revise the description of derivatives to reflect “…certain derivative contracts, such as exchange-traded futures contracts...” References to any other derivative will be deleted.

29. Comment: On p. 32, please ensure that the disclosures under “Partnerships” are relevant based on the investment limitations in the Application at p. 7. If not, please delete.

Response: We believe the disclosures regarding partnerships are relevant based on the investment limitations and the fact that some eligible investments may be treated as partnerships for tax-purposes. For instance, publicly traded partnerships may be operated as exchange-traded securities or funds.

30. Comment: On p. 35, under “Cash Reserves,” please delete reference to mutual funds or insert “government money market” before “mutual funds.”

Response: The Registrant will revise the first paragraph of “Cash Reserves” as follows:

The funds may invest their cash reserves primarily in one or more government money market funds established for the exclusive use of the T. Rowe Price family of funds and other clients of T. Rowe Price (the “TRP Reserve Funds”). Currently, two such money market funds are in operation and used for cash reserves management: the T. Rowe Price Government Reserve Fund and the T. Rowe Price Treasury Reserve Fund. Cash collateral from securities lending is invested in a government money market fund. Each of the funds is a series of the T. Rowe Price Reserve Investment Funds, Inc. These funds were created and operate under an exemptive order issued by the SEC. Additional money market funds may be created in the future.

31. Comment: Under “Fundamental Policies,” on p. 36, please include the Funds’ policy on real estate investments. In addition, under “Borrowing” please ensure that the policy conforms to the investment limitations of the Application, particularly with reference to reverse repurchase agreements.

Response: The Registrant will include the fundamental policy on real estate investments by adding the following paragraph as a separate item under “Fundamental Policies.”

Real Estate The funds may not purchase or sell real estate, including limited partnership interests therein, unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the funds from investing in securities or other instruments backed by real estate or securities of companies engaged in the real estate business).

In addition, the Registrant confirms that the funds’ policy on “Borrowing” conforms to the investment limitations of the Application, which permit the funds to invest in cash equivalents. The funds may borrow except for investment purposes. Reverse repurchase agreements are repurchase agreements in which a fund is the seller of, rather than the investor in, securities and agrees to repurchase them at an agreed-upon time and price. As the fund acquires cash in exchange for the sale of securities with a commitment to repurchase, the reverse repurchase agreement may be viewed as a type of borrowing by the funds. FN 24 of the Application is intended to describe “cash equivalents” which include repurchase agreements under which the funds acquire securities such as short-term U.S. Treasuries (the cash equivalents) for a short period.

32. Comment: Under “Code of Ethics,” on p. 39, please consider noting the requirements specified in the Application at FN 8 as well as the Funds’ compliance with Reg FD.

Response: The Registrant believes that the current disclosure complies with requirements to disclose information about the applicable Code of Ethics under Rule 17j-1. Furthermore, an updated Code of Ethics will be filed by amendment that includes provisions sufficient to cover Regulation Fair Disclosure (Reg FD).

The Registrant believes that the “Portfolio Holdings Policy” section, reproduced below with amendments, also conforms with Reg FD.

Portfolio Holdings Policies

The funds’ Board has adopted policies and procedures with respect to the disclosure of the funds’ portfolio securities. In adopting the policies, the funds’ Board took into account the views of the steering committees of the funds’ investment advisers regarding what information should be disclosed and when and to whom it should be disclosed. The funds’ Board believe the policies they have adopted are in the best interests of the funds and that they strike an appropriate balance between the desire of some persons for information about the funds’ portfolios and the need to protect the funds from potentially harmful disclosures.

In accordance with these policies, the funds may not disclose non-public portfolio holdings information to unaffiliated third parties except in connection with the day-to-day operations and management of the funds. Nonpublic portfolio holdings information is provided to the funds’ service providers including, among others, the investment adviser, sub-adviser (if any), custodian, administrator, distributor, transfer agent, INAV calculation agent, accountant, auditor, legal counsel, proxy voting agent, class action claims administrator, and other persons who provide systems or software support in connection with fund operations. The funds in the Price Complex or an affiliate of the funds have entered into nondisclosure agreements with the outside party under which the party undertakes to maintain the funds’ portfolio holdings on a confidential basis and to refrain from trading on the basis of the information. The names of these persons and the services they provide are set forth in the following table under “Fund Service Providers.”

In certain other limited situations, the funds, its officers, investment adviser, sub-adviser, distributor or affiliates, may provide nonpublic portfolio holdings information when there is a legitimate business purpose for doing so and such disclosure will not be harmful to the fund. In these situations, the recipient must expressly agree to maintain the disclosed information in confidence, ensure that the confidential information is used only as necessary, not trade on the information, and maintain the information in a manner designed to protect against unauthorized access or misuse.

Additionally, when purchasing and selling its securities through broker-dealers, requesting bids on securities, obtaining price quotations on securities, as required by ratings and rankings organizations, as well as in connection with litigation involving the funds’ portfolio securities, the funds may disclose one or more of their securities.

T. Rowe Price has adopted and implemented policies and procedures reasonably designed to ensure compliance with the policies governing the disclosure of portfolio holdings, including the requirement to first confirm that an appropriate nondisclosure agreement has been obtained from each recipient of nonpublic holdings. None of the persons described above will receive any of the information described if, in the sole judgment of T. Rowe Price, the information could be used in a manner that would be harmful to the funds. The funds, T. Rowe Price or any of its affiliates do not receive compensation or other consideration in connection with the disclosure of portfolio holdings information.

T. Rowe Price personnel must not selectively disclose to market participants information pertaining to a fund’s underlying securities holdings or transactions unless such information has been publicly disclosed or as discussed above. Any dissemination of non-public information that could be material must occur to all shareholders at the same time and in a forum typically used to disseminate information broadly.

33. Comment: Under “Disclosure of Fund Portfolio Information,” on p. 39, the disclosure refers to “most funds.” Please revise to provide information specific to the Funds. In addition, please clarify whether “these holdings reports” refers to the Funds or other funds.

Response: The Registrant will revise the disclosure as follows, “Also, the funds generally disclose their calendar quarter-end portfolio holdings on troweprice.com 15 calendar days after each quarter. At the discretion of the investment adviser, these disclosures may exclude the issuer name and other information relating to a holding in order to protect a fund’s interests and prevent harm to the fund or its shareholders.”

34. Comment: On p. 43, under “Pricing of Securities,” please update the section to ensure consistency with investment limitations described in the Application at p. 7.

Response: The Registrant shall revise the “Pricing of Securities” section as follows:

Pricing of Securities

Securities listed or traded on an exchange generally are valued at the last sales price or official closing price of the exchange where the security primarily is traded.

Equity securities listed or regularly traded on a securities exchange are valued at the last quoted sale price or, for certain markets, the official closing price at the time the valuations are made. A security that is listed or traded on more than one exchange is valued at the quotation on the exchange determined to be the primary market for such security. Listed securities not traded on a particular day are valued at the mean of the closing bid and asked prices for domestic securities and the last quoted sale or closing price for international securities.

Debt securities are generally traded in the OTC market and are valued at prices furnished by independent pricing services or by broker dealers who make markets in such securities.

Investments in mutual funds, including money market funds, are valued at the mutual fund’s closing NAV per share on the day of valuation. Exchange-traded futures contracts are valued at closing settlement prices.

35. Comment: On p. 43, under “Price Funds Investing in Foreign Securities,” please ensure that the disclosure is consistent with the requirement for securities to trade synchronously. For example, reference to trading on Saturdays appears inconsistent with the synchronous requirement.

Response: The Registrant shall revise the “Price Funds Investing in Foreign Securities” section as follows:

Price Funds Investing in Foreign Securities

Assets, including investments, and liabilities denominated in foreign currencies are translated into U.S. dollar values each day at the prevailing exchange rate, using the mean of the bid and asked prices of such currencies against U.S. dollars as quoted by a major bank. Purchases and sales of securities, income, and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective date of the transaction.

Trading in the portfolio securities of the funds may take place in various foreign markets on certain days when the funds are not open for business and do not calculate their NAV. As a result, NAVs may be significantly affected by trading on days when shareholders cannot make transactions. In addition, trading in the funds’ portfolio securities may not occur on days when the funds are open. However, because the fund’s investments are required to synchronously trade with the fund’s shares, the risk of securities not trading on a day the fund is open is minimized.

36. Comment: On p. 44, under “INAV,” please confirm whether or not the INAV includes cash. In addition, please confirm the accuracy of “Additionally, the quotations and/or valuations of certain of a fund’s holdings may not be updated during U.S. trading hours if such holdings do no trade in the United States, which could affect premiums and discounts between the INAV and the market price of the shares.” In addition, please confirm the accuracy of “The funds, T. Rowe Price and their affiliates do not make any warranty as to the accuracy of these calculations,” as the Application provides on p. 10 that the T. Rowe Price Governance Group will monitor the accuracy of the funds INAV throughout the trading day.

Response: The Registrant will revise the description of INAV to state, “A fund’s INAV will represent the fund’s estimated NAV, which will be the value of the fund’s assets on a per share basis.”

The statement regarding quotations and valuations of non-U.S. holdings is accurate as there could be variations of trading hours even if the primary trading sessions of the investments substantially overlap with the primary trading sessions of the funds’ shares.

The funds, T. Rowe Price, and its affiliates do not make such warranties as, in our view, oversight does not equate to a warranty.

37. Comment: Please clarify whether the Proxy Portfolio’s NAV will be posted separately or whether only as part of the “Tracking Error” information. In addition, please clarify whether the Proxy Portfolio’s NAV calculation differs from the calculation of the Funds’ NAV.

Response: The Proxy Portfolio’s NAV is not published or posted separately. The Proxy Portfolio’s NAV is an internal calculation that is used to calculate Tracking Error. The Registrant does not believe that it is required to disclose the calculation of the Proxy Portfolio NAV as it not required by the Application or Form N-1A. Further, we believe that such disclosure would not be helpful to investors and may be confusing.

38. Comment: On p. 44, under “INAV,” please disclose the Advisor’s responsibility for the oversight of the calculation and dissemination of the INAV as well as the Audit Committee’s oversight of the INAV Procedures, as referenced in the Application at p. 10.

Response: The Registrant has added the following paragraph to the “INAV” section as follows:

The adviser will bear responsibility for the oversight of the calculation and dissemination of the INAV. The adviser will monitor the accuracy and dissemination of each fund’s INAV throughout the trading day and track whether there were any material errors in the disseminated INAV. The adviser will oversee the INAV service provider’s controls, methodologies, policies and procedures in a manner based on the adviser’s oversight of third-party pricing vendors. The adviser annually will report to the funds’ Audit Committee on this oversight, as well as information regarding any material errors or issues of which the Adviser and the Governance Group become aware during the year. The Audit Committee of the Board will review material changes to the adviser’s INAV oversight procedures.

39. Comment: On p. 44, under “Dividends and Distributions,” please define or explain the term “beneficial owner.”

Response: The Registrant will add the following sentence, “Beneficial owners are owners of beneficial interests in fund shares.”

40. Comment: On pp. 55-56, please revise to conform disclosures under “Investing in Mortgage Entities” to investment limitations in the Application at p. 7.

Response: The Registrant confirms that the disclosures under “Investing in Mortgage Entities” conforms to the investment limitations in the Application and will revise the second sentence in the section to clarify that such investments include “interests in an exchange-traded REIT…”

41. Comment: On p. 56, under “Taxation of Certain Derivatives,” please revise description of derivatives to conform to the investment limitations in the Application at p. 7.

Response: The Registrant will revise the description of derivatives to reflect “…certain derivatives, such as exchange-traded futures contracts…”

Comments on Fund-Specific Disclosures

Blue Chip Growth ETF

Summary Prospectus: Principal Investment Strategies (pp 1-2)

42. Comment: Please include a more specific definition of “blue-chip.” In addition, please explain to the staff why it is appropriate for mid-cap companies to be included the definition of “blue chip.”

Response: The fund has defined blue chip companies in the prospectus as “firms that, in the investment adviser’s view, are well established in their industries and have the potential for above-average earnings growth. The fund focuses on companies with leading market positions, seasoned management, and strong financial fundamentals.” The statutory prospectus further states,

A “blue chip” investment approach seeks to identify blue chip growth companies—those with strong market franchises in industries that appear to be strategically poised for long-term growth. Our strategy reflects T. Rowe Price’s belief that the combination of solid company fundamentals (with emphasis on the potential for above-average growth) and a positive outlook for the overall industry will ultimately result in a higher stock price. While the primary emphasis is on a company’s prospects for future growth, the fund will not purchase securities that, in T. Rowe Price’s opinion, are overvalued considering the underlying business fundamentals. In the search for substantial capital appreciation, the fund looks for stocks attractively priced relative to their anticipated long-term value.

The fund will generally take the following into consideration:

Market positions Blue chip companies often have leading market positions that are expected to be maintained or enhanced over time. Strong positions, particularly in growing industries, can give a company pricing flexibility as well as the potential for good unit sales. These factors, in turn, can lead to higher earnings growth and greater share price appreciation.

Management Seasoned management teams with a track record of providing superior financial results are important for a company’s long-term growth prospects. Our analysts will evaluate the depth and breadth of a company’s management experience.

Financial fundamentals Companies should demonstrate faster earnings growth than their competitors and the market in general; high profit margins relative to competitors; strong cash flow; a healthy balance sheet with relatively low debt; and a high return on equity with a comparatively low dividend payout ratio.

The Registrant believes the description sufficiently details the adviser’s view of blue chip companies. As the definition and view do not include market capitalization size as a criterion, mid-cap companies would be able to meet the criteria set forth above.

43. Comment: In “Investment objectives,” the Fund states that “income is a secondary objective.” Please provide more information in Principal Investment Strategies that relate to the secondary objective.

Response: While capital growth is the fund’s primary objective, the fund also seeks some income through investments in companies that pay dividends regularly or have the potential for increased dividend payment. The secondary objective of income is described in the principal investment strategies of the summary prospectus, “Some of the companies the adviser targets for the fund should have good prospects for dividend growth,…” The balance between capital growth and income is further clarified in the principal investment strategies of the statutory prospectus: “Companies should demonstrate…a high return on equity notwithstanding a comparatively low dividend payout ratio.” The Registrant will also add that “[d]ividend growth and return of capital through share repurchases are often indicators of strong return on equity, internal capital generation, and the quality of earnings each of which tend to be supportive of capital growth over time.”

Summary Prospectus: Principal Risks (pp. 2-4)

44. Comment: Since income is a secondary objective, please add any risks relevant to income strategy.

Response: The Registrant will add the following risk to the principal risks of the summary prospectus.

Dividend-paying stocks risks The fund’s emphasis on dividend-paying stocks could cause the fund to underperform similar funds that invest without consideration of a company’s track record of paying dividends. Stocks of companies with a history of paying dividends may not participate in a broad market advance to the same degree as most other stocks, and a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend.

The Registrant will add the following risk to the principal risk section of the statutory prospectus.

Dividend-paying stocks risks The fund’s emphasis on dividend-paying stocks could cause the fund to underperform similar funds that invest without consideration of a company’s track record of paying dividends. There is no guarantee that the issuers of the stocks held by the fund will declare dividends in the future or that, if dividends are declared, they will remain at their current levels or increase over time. For example, a sharp rise in interest rates or economic downturn could cause a company to unexpectedly reduce or eliminate its dividend. In addition, stocks of companies with a history of paying dividends may not benefit from a broad market advance to the same degree as the overall stock market.

Prospectus:

45. Comment: In “Additional Information about the Purchase and Sale of Fund Shares” (p.15), please clarify the connection between the Fund’s baskets based on the Proxy Portfolio and the Creation Units.

Response: The Registrant will revise the sentence as follows:

Creation Unit transactions are conducted in exchange for the deposit or delivery of a designated basket of in-kind securities and/or cash at NAV next determined after receipt of an order in proper form. For the fund, the fund’s Proxy Portfolio is the fund’s designated basket of cash and securities.

46. Comment: In “Pricing of Individual Funds Shares” (p. 16), consider clarifying that the NAV and the INAV are based on the Fund’s holdings, not on the Proxy Portfolio.

Response: The Registrant will add the following sentence to the section “Net Asset Value,” “[t]he fund’s NAV is based on the fund’s portfolio holdings.” The Registrant will also revise the “Principal Investment Strategies” section of the statutory prospectus as shown in Response to Comment 8(b), which states the INAV is based on the fund’s holdings.

Dividend Growth ETF

Summary Prospectus: Principal Investment Strategies

47. Comment: In “Principal Investment Strategies” (p. 1), the Fund discloses its intent to invest at least 65% of assets on U.S. listed stocks. Because the name of the fund includes “Dividend,” please revise the percentages to 80% of assets invested in dividend stocks. (See rule 35d-1 of the 1940 Act)

Response: Rule 35d-1 requires an investment company with a name that suggests a focus on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by the name. The adopting release for Rule 35d-1 explains that the rule does not apply to fund names that incorporate terms such as “growth” that connote types of investment strategies as opposed to types of investments. Additionally, the term “dividend” by itself or in conjunction with the term “growth” does not indicate an emphasis on a certain type of investment. The staff in a subsequent Frequently Asked Questions release concerning Rule 35d-1 made clear (in the response to question 9) that use of the term “income” in a fund’s name would not trigger the requirements of the rule as it generally suggests an investment objective as opposed to a type of investment. We believe that using the term “dividend” in the context of the fund’s name is similar to using the term “income” for fund names such as “growth and income” or “equity income” which the FAQ asserts are not subject to the rule. As a result, the Registrant respectfully declines to implement an 80% policy in dividend stocks.

Equity Income ETF

Summary Prospectus:

48. Comment: Please clarify the disclosure on p. 2 that the fund “may at times invest significantly in certain sectors, such as the financials sector.” If the fund is planning on concentration in the financials sector, please state so.

Response: The Registrant acknowledges Section 8(b)(1) of the Investment Company Act of 1940 and Item 4 of Form N-1A requires that a fund disclose any policy to concentrate in securities of issuers “in a particular industry or group of industries.” To the extent a fund has adopted a policy to concentrate in a particular industry, the fund will disclose and implement such policy. As is commonly accepted, the term “industry” is viewed as a group of companies that produce similar products or services and the precise lines are left to the reasonable discretion of the registered investment companies. The fund has not adopted a policy to concentrate in a particular industry or group of industries and does not intend to do so.

The Registrant is not aware of a requirement to disclose investments or concentrations in sectors under Form N-1A. Whereas the Registrant has found that banks or software would be generally each be considered an industry, financials or information technology are each widely considered as a sector. The fund believes that its Item 4 disclosure is adequate under the requirements of Form N-1A, and additional disclosure to contemplate concentration in securities of issuers is not necessary for the fund given its anticipated investments. However, the fund intends to continue to disclose its Item 9 risk disclosure the risks of the particular sectors to which the fund may have significant exposure. In addition, the Registrant does not currently believe that additional prospectus disclosure is required at this time.

Growth Stock ETF

Summary Prospectus: Principal Investment Strategies

49. Comment: Since “foreign investing risks” is the fourth risk listed, please consider specifying what percentage the Fund may invest in non-US companies.

Response: The fund will reorder the foreign investing risks to the sixth risk listed. The Registrant respectfully declines adding a percentage of foreign investments and does not believe such percentage is required under Form N-1A.

50. Comment: Please clarify whether the Fund intends to invest significantly in the information technology sector. If not, consider not including “information technology sector risk” under Principal Risks.

Response: The Registrant respectfully declines to include a disclosure about significant investments or principal risks in the information technology sector for the same reasons explained in response to Comment 48. However, the fund will continue to disclose investments in sectors and disclose information technology risk as an additional risk.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-4847.

/s/ Seba Kurian
Seba Kurian
Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.